This offering is not live or open to the public at this moment.

Would you like to... Complete your investment in Rayton Solar ?

start engine FAQ DISCOVER EDIT MY CAMPAIGN TEDDY R.

PLAY VIDEO

0
Investors

$0
Raised of $250k - $1m goal

HYLETE

Pioneering an ecosystem to change the landscape of fitness.

Small OPO · Solana Beach, CA · Fashion & Apparel

0% funded with 84 days left

Chat

Overview · Team · Terms · Engage · SHARE

Own Part Of The Brand You Helped Build

Invest in HYLETE

"We started HYLETE in 2012 with a goal to build a fitness brand with a **direct connection to its customers**. We made this goal a reality by creating the best cross-training short on the market, and selling it direct to consumer (bypassing traditional retail).



With over **150,000 customers**, HYLETE has evolved into the **first community-driven brand** targeted at the lifestyle of functional fitness - designing, and building men's and women's premium performance apparel and gear. We do this with the support, input, and feedback of the "HYLETE nation" community, 10,000 of which are influential fitness professionals.

Chat

In 2016, HYLETE generated $6.9 million in revenue, contributing to greater than **$19 million in revenue** since inception. In 2017, we will continue to not only add to our array of premium performance apparel, but will be launching an extended lineup of backpacks and bags. For December of 2017, we have targeted the launch of our first functional fitness shoe that will allow users to select from a system of insoles to maximize the

performance, comfort, and safety of their workouts.

Our vision is to create a dynamic fitness "ecosystem" that we believe can ultimately change the landscape of fitness.



HYLETE

The next step in the continued engagement and growth within our community, is the introduction of the HYLETE Daily Circuit App. This App is designed to deliver a workout regimen that maximizes an efficient combination of endurance, strength, and cardio circuits to forge a healthier, happier lifestyle. Our ultimate success in developing this new ecosystem will result in physical and virtual locations, whereby the HYLETE community will assemble to experience a functional fitness lifestyle in an efficient, fun, and fresh new way.

With our unique approach, trust of our community, and this new evolution in crowdfunding, **we are poised to change the future of fitness**. We hope you will take the time to learn more about us, and join us in creating positive change in millions of lives."

-Ron L. Wilson, II **(CEO and Co-founder)**

Chat

Invest

Chat

$1 / share | $25 million pre-money valuation
If you invest, you're betting the company will hold a future value greater than $26 million.

Minimum investment of $250 / 250 shares
Investment opportunity available to accredited and non-accredited investors, with $250 minimum investment.

Perks

50% off all purchases on HYLETE.com
All investors will receive a VIP Investor account that will entitle them to 50% off all purchases on HYLETE.com (excludes clearance, co-branded, and project items).

10% store credit
Additionally, you will receive a store credit on HYLETE.com in the amount of 10% of your total investment. (For example, a $1,000 investment will receive $100 in store credit; a $200 retail value, on HYLETE.com.)

Chat

Market Opportunity

Americans spend over **$60 billion per year** on the desire to live healthier*. Millions of people consistently seek the latest "innovation" in fitness training, diets, and gear; but undoubtedly the vast majority will migrate to the next "new thing" as the time and money they spend will not achieve the results they desire.

In recent years functional fitness participation has skyrocketed to over **17 million core participants** within cross-training, high intensity interval training, and boot camps.



Cross-training
9.5M
HIT training
5.5M
Bootcamp
2.3M

Pioneering an efficient and fun ecosystem that is built with the input, support, and feedback of our HYLETE community provides a new opportunity to engage and keep millions of people living healthier and happier lifestyles.

(2015 Sports, Fitness and Leisure Activities Topline Participation Report – Sports and Fitness Industry Association)
*(*http://money.usnews.com/money/personal-finance/articles/2013/01/02/the-heavy-price-of-losing-weight)*

Chat

What We've Accomplished So Far

Sales Growth

Our sales have grown an average of 50%+ per year since inception, and we are targeting growth to over **$20 million in revenue per year by 2019**.



$0.3M
$1.8M
$4.0M
$5.7M
$6.9M
$10.0M
$14.0M
$20.0M
2012
2013
2014
2015
2016
2017
2018
2019

Customer Growth

Over **150,000+ customers** including **10,000+ fitness professionals** have joined the HYLETE nation since 2012.



Total Customers
150K
Fitness Professionals
10K

Chat

Product Success

2016 saw the introduction of some of the most innovative and sought-after product HYLETE has ever designed. Our backpack line grew with the addition of the new icon 6-in-1 backpack. The icon backpack has 6 configurations, including a removable daypack with laptop sleeve. The flexion collection introduced flexion fabric to our line of men's performance apparel, by way of the flexion jacket, flexion short, and flexion pant. Our goal to continually innovate and push the limits of what we build for the HYLETE nation was showcased with the arrival of the women's nimbus caprite, featuring an adjustable length that can be worn as a capri, or a full length tight.

Chat





Chat





Chat

Passionate Community

#HYLETEnation
HYLETE is fueled by the support, input, and feedback of a passionate community, referred to as the **"HYLETE nation."** With over 230,000 followers on various social media platforms, the HYLETE nation continues to actively participate in the growth of HYLETE's online presence.

Chat

Circuit Challenge for Charity
The Circuit Challenge for Charity is an annual, fun-spirited fitness challenge built to benefit HYLETE's supported charities. Taking place in the Spring, participants are delivered a weekly circuit challenge for four weeks. HYLETE donates $1 per each participation score that is uploaded. In 2016 over $5,000 was raised for the participating charities.


190K+
33K+
6K+

HYLETE project
The HYLETE nation's feedback and input inspires future product ideas. HYLETE project provides the community with the opportunity to bring product concepts to reality under the theme of: ***"You back it. We build it."*** When a product is fully funded through HYLETE project, it is put into production and when available, shipped directly to the backers.

HYLETE Charity Program

Chat


TEAM RUBICO
HEROES PROJECT

The HYLETE charity program supports charities that share the same core beliefs of the HYLETE nation. Handpicked for their clear vision and genuine compassion, participating charities receive fifty percent (50%) of revenue from their charity apparel sales on HYLETE.com. In 2017, HYLETE hopes to raise $100,000 for participating charities.

"I think the thing that's been surprising and encouraging is the fact that the HYLETE community jumped on board and they are major supporters, fans, and Abolitionists. They are helping us. They are supporting us. So HYLETE, more than just contributing financial means to us, they've created their own tribe and their own team of athletes who are onboard with us."
- Tim Ballard, O.U.R. Rescue, Founder and CEO

Future Products

Footwear
For December of 2017, we have targeted the launch of our first functional fitness shoe that will allow users to select from a system of insoles to maximize the performance, comfort, and safety of their workouts.

Each insert is designed to work within the shoe itself, with the goal of reducing the number of shoes (and 3rd party inserts) that you would potentially purchase for your fitness lifestyle.







Daily Circuit
The HYLETE Daily Circuit training program is designed for a lifestyle of functional fitness that strives to maximize its effectiveness through a combination of endurance, strength, and cardio circuits while minimizing the time commitment required. Energy and effort must be put into the program to achieve the results, but the goal is to make the time spent as efficient as possible. The HYLETE Daily Circuit is designed to be executed at 80-90% of max output so that participation in other athletic and/or fitness endeavors can be intermixed and enjoyed and NOT be impeded due to excessive soreness or injury.



Daily Circuit App
Participants of the HYLETE Daily Circuit will be able to access each circuit through the HYLETE Daily Circuit App. Each circuit outlines a series of daily movements that include detailed descriptions of each movement along with a short tutorial video. ***Beta Version is now available for free download to both IOS and Android devices.***

HYLETE Fusion Studios



HYLETE Fusion Studios are the concept of actual brick and mortar locations that "fuse" the following:

- fitness
- fashion
- food
- fun

The concept studio encompasses a high tech interactive Daily Circuit Studio with 16 Pods (one pod per person) working out in a reserved pod and time slot (every hour on the hour), with the coaching and motivation of a Daily Circuit Certified Instructor.

The club atmosphere allows for all HYLETE members to see and try on the latest apparel, footwear and gear. The balance of the space is intended to be highly effective space for members to work remotely, meet, and enjoy high quality fitness food and drink (also delivered at a value price).
These HYLETE Fusion Studios bring together the best attributes of other leading brands, but deliver them at a cost and time savings to our members.

What The Future Holds

Where The Money Is Going

This current crowdfunding round is intended to continue our innovation in apparel, gear, and help us introduce footwear to the HYLETE line. Additionally, it will enable us to further expand the quality and depth of our HYLETE Daily Circuit App. With success in these areas, we will look to a larger crowdfunding round to further build the community-driven HYLETE brand and open the doors to physical HYLETE Fusion Studio locations.

Chat







Chat

July 2012



1st Short

Launch of first HYLETE cross-training short.

December 2013



$1M Revenue

Revenue exceeds $1 million.

October 2015



Patent Issued

Patent issued for HYLETE waist tightening system.

September 2016



Icon 6-in-1 Backpack

Icon 6-in-1 backpack successfully funded on Kickstarter.com

Febuary 2017

Crowdfunding

Launch of first official crowdfunding campaign.

April 2017

image

Daily Circuit App

Official launch of the HYLETE Daily Circuit App. (Beta Version is now available for free download to both IOS and Android devices.)

Summer 2017



Expand Women's Line

Introduction of two new products to women's apparel.

December 2017



Launch Footwear

Targeted launch of first HYLETE functional fitness shoe.

Spring 2018



Future Crowdfunding

Fundraising to support future growth initiatives.

Chat

Meet the Founders



Ron Wilson

Co-Founder, CEO

Founded 180s, Kelysus, and Jaco Clothing. Grew 180s to over $50 million in sales; achieving a ranking of number 9 on Inc. Magazine's 500 fastest growing companies. Ernst & Young Entrepreneur of the Year National Finalist and an SFIA "Top 25 Leaders in Sporting Goods". Over 25 years in the fitness industry.



Matt Paulson

Co-Founder, CIO

Founded Xtreme Sponge and former Director of Sales and Marketing for Jaco Clothing.

And the Rest of the Team



Garrett Potter

CFO

Former Managing Director at Steelpoint Capital Partners.



Pete Dirksing

VP of Product

Former Director of Product at X-1 Audio and Jaco Clothing.



Jamie Wardlow

VP of Marketing

Former E-commerce Manager at Nixon Watches and Jaco Clothing.

Offering Summary

Target Offering Amount: This offering is for up to $1,000,000 in total investment. The Company will not accept investment over the Target Offering Amount.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $250,000. After close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Offering Amount.

Target Closing Date: The target closing date is on or before April 28, 2017, and if we have not received the Minimum Raise by that date no securities will be sold in this offering, and before investment commitments are cancelled and committed funds returned we will seek permission from investors to close on the amount raised.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is non-voting Class B Common Stock.

Stock Price: $1.00 per Share.

Number of Shares: Up to 1,000,000 Class B Common Stock shares are being offered.

Minimum Investment: $250 per investor (250 Shares)

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

Chat

Annual income OR net worth ***less than*** $100,000:

Greater of $2,000 or 5% of the ***lesser of*** your annual income or net worth, subject to a maximum of $100,000

Annual income AND net worth ***greater than*** $100,000:

10% of the ***lesser of*** your annual income or net worth, subject to a maximum of $100,000.

You may include the income of your spouse for purposes of determining your annual income. Your net worth must ***exclude*** the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Start Engine Capital LLC ("Start Engine"), a leading investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

Investor Perks:

All investors will automatically receive a VIP Investor account that will entitle them to 50% off all purchases on www.hylete.com (excludes clearance, co-branded, and project items).

Additionally, all investors will receive a store credit on HYLETE.com in the amount of 10% of their total investment. (For example, a $1,000 investment will receive $100 in store credit; a $200 retail value, on www.hylete.com.)

The Company will not incur any irregular use of proceeds.

Offering Details

Chat

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow HYLETE to get notified of future updates!

Chat

Comments (0 Total)

Add a public comment...

POST

start engine

About
Blog
About Us
How It Works
FAQs

Connect
Facebook
Twitter
Careers
LinkedIn
Instagram

Join
Edit My Campaign
Investors

Legal
Terms of Use
Privacy Policy
Section 17(b) Disclosure
Disclaimer

Chat

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of securities offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat